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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OPSWARE INC.
(Name of Subject Company)

OPSWARE INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Benjamin A. Horowitz
Chief Executive Officer
599 N. Mathilda Avenue
Sunnyvale, CA 94085
(408) 744-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 to the Schedule 14D-9 (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on August 31, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on August 3, 2007 and as amended on August 21, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9") by Opsware Inc., a Delaware corporation ("Opsware" or the "Company"). The Schedule 14D-9 relates to a tender offer by Orca Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), disclosed in a Tender Offer Statement on Schedule TO, dated August 3, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $14.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2007 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time).

        The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.    Additional Information.

        Subsection (e) in Item 8 of the Schedule 14D-9 entitled "Antitrust" is hereby amended and supplemented by adding the following text thereto:

        "On August 28, 2007, HP received antitrust regulatory clearance from FCO under ARC in Germany. Except for the termination of the required waiting period under the HSR Act, which occurred on August 20, 2007, the Offer continues to be conditioned upon certain other conditions, including, among other things, the expiration of the waiting period under the M&A Regulations in China, which will expire on September 13, 2007, unless terminated earlier or extended."

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

  "(g)
  Extension of Offer.

        On August 31, 2007, HP announced that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 5:00 p.m., New York City time, on Friday, September 14, 2007. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 30, 2007. The depositary for the Offer has advised HP and Purchaser that, as of 12:00 midnight, New York City time, on Thursday, August 30, 2007, an aggregate of approximately 93.9 million shares of the Company's outstanding Common Stock, had been tendered into, and not withdrawn from, the Offer. A copy of the press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated by reference."

Item 9.    Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

        "(a)(5)(ii)    Press Release issued by HP on August 31, 2007 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-T/A filed by HP and Purchaser on August 31, 2007)."

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007	OPSWARE INC.
	By:	/s/ DAVID F. CONTE
	Name:	David F. Conte
	Title:	Chief Financial Officer

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SIGNATURE